SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 08, 2018

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

08 March 2018

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 7 March 2018 the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") vested under the Smith & Nephew Global Share Plan 2010.

1. PARTIAL VESTING ON 7 MARCH 2018 OF 2016 EQUITY INCENTIVE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 7 March 2016. One third of the shares vested on 7 March 2017, a further third vested on 7 March 2018 and the final third will vest on 7 March 2019. A minimum number of Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.  The number of shares acquired includes the dividend equivalent shares which participants receive on vested shares.

Name	Director/PDMR	Number of Ordinary Shares acquired	Number of Ordinary Shares sold at £13.0145 per share	Shares Retained
Olivier Bohuon	Chief Executive Officer	17,323	8,171	9,152
Rodrigo Bianchi	PDMR	7,691	0	7,691
Bradley Cannon	PDMR	3,997	1,427	2570
Elga Lohler	PDMR	4,030	1,806	2,224
Cathy O'Rourke	PDMR	2,858	997	1,861
Cyrille Petit	PDMR	6,078	2,867	3,211
Matthew Stober	PDMR	6,078	1,810	4,268
Glenn Warner	PDMR	7,432	2,585	4,847

2. PARTIAL VESTING ON 7 MARCH 2018 OF 2017 EQUITY INCENTIVE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 7 March 2017. One third of the shares vested on 7 March 2018, a further third will vest on 7 March 2019 and the final third will vest on 7 March 2020. A minimum number of Ordinary Shares were sold to cover taxation obligations arising on the vesting of the awards.  The number of shares acquired includes the dividend equivalent shares which participants receive on vested shares.

Name	Director/PDMR	Number of Ordinary Shares acquired	Number of Ordinary Shares sold at £13.0145 per share	Shares Retained
Olivier Bohuon	Chief Executive Officer	14,141	6,671	7,470
Rodrigo Bianchi	PDMR	9,093	0	9,093
Bradley Cannon	PDMR	6,399	2,259	4,140
Elga Lohler	PDMR	4,346	1,970	2,376
Cathy O'Rourke	PDMR	3,211	1,121	2,090
Vasant Padmanabhan	PDMR	1,933	675	1,258
Cyrille Petit	PDMR	5,776	2,726	3,050
Matthew Stober	PDMR	7,369	2,194	5,175
Glenn Warner	PDMR	6,700	2,331	4,369

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Olivier Bohuon
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2017 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.0145	14,141	£184,038.0445
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2016 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.0145	17,323	£225,450.1835
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rodrigo Bianchi
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2017 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.0145	9,093	£118,340.8485
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2016 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.0145	7,691	£100,094.5195
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bradley Cannon
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2017 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.0145	6,399	£83,279.7855
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2016 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.0145	3,997	£52,018.9565
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Elga Lohler
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2017 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.0145	4,346	£56,561.0170
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2016 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.0145	4,030	£52,448.4350
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cathy O'Rourke
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2017 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.0145	3,211	£41,789.5595
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2016 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.0145	2,858	£37,195.4410
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vasant Padmanabhan
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2017 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.0145	1,933	£25,157.0285
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cyrille Petit
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2017 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.0145	5,776	£75,171.7520
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2016 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.0145	6,078	£79,102.1310
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Stober
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2017 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.0145	7,369	£95,903.8505
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2016 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.0145	6,078	£79,102.1310
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Glenn Warner
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2017 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.0145	6,700	£87,197.1500
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2018 - 03 - 07	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	London Stock Exchange	GBP - British Pound
Nature of Transaction: Partial vesting of Equity Incentive Awards granted on 7 March 2016 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.0145	7,432	£96,723.7640
	Aggregated	Single Transaction N/A	Single Transaction N/A	Single Transaction N/A

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc

Tel:  01923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 08, 2018

By: /s/ Susan Swabey
-----------------
                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary